02049229

HERNÁNDEZ, MAYORQUÍN, RODRÍGUEZ Y CASTILLO, S.C.
A B O G A D O S

FERNANDO HERNÁNDEZ GÓMEZ
LUIS FELIPE MAYORQUÍN VÉLEZ
ANTONIO RODRÍGUEZ LÓPEZ
RICARDO CASTILLO ACEVES
EDUARDO MOEL MODIANO

AVENIDA TOREROS NO. 830
COLONIA JARDINES DE GUADALUPE.
ZAPOPAN, JALISCO, MÉXICO 45030
TEL. (3)620-68-00 FAX 620-68-08
hmgrc@hmgrc.com.mx

August 06, 2002.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Filing Desk

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) – File 82-4743

Dear Sirs:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the second trimester of 2002 and (ii) annual financial statements for 2002, which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (52333) 620-6800 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez

8/19

Confidential

Hilasal

MEXICANA, S.A DE C.V.

Second Quarter Report

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** Quarter: **2** Year: **2002**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**633,202**	**100**	**617,872**	**100**
2	**CURRENT ASSETS**	**238,892**	**38**	**241,240**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	2,570	0	4,376	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	134,730	21	136,885	22
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	13,574	2	7,005	1
6	INVENTORIES	88,018	14	92,974	15
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**390,335**	**62**	**374,181**	**61**
13	PROPERTY	158,096	25	150,798	24
14	MACHINERY AND INDUSTRIAL	377,806	60	309,225	50
15	OTHER EQUIPMENT	76,798	12	74,240	12
16	ACCUMULATED DEPRECIATION	241,793	38	178,667	29
17	CONSTRUCTION IN PROGRESS	19,428	3	18,585	3
18	**DEFERRED ASSETS (NET)**	**3,975**	**1**	**2,451**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**366,982**	**100**	**320,467**	**100**
21	**CURRENT LIABILITIES**	**108,301**	**30**	**177,190**	**55**
22	SUPPLIERS	34,802	9	21,185	7
23	BANK LOANS	48,147	13	122,877	38
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	10,644	3	16,516	5
26	OTHER CURRENT LIABILITIES	14,708	4	16,612	5
27	**LONG-TERM LIABILITIES**	**199,230**	**54**	**94,434**	**29**
28	BANK LOANS	199,230	54	94,434	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**59,451**	**16**	**48,843**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**266,220**	**100**	**297,405**	**100**
36	**CONTRIBUTED CAPITAL**	**198,479**	**75**	**182,950**	**62**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	18	47,630	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	109,402	41	100,275	34
39	PREMIUM ON SALES OF SHARES	40,660	15	35,045	12
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**67,741**	**25**	**114,455**	**38**
42	RETAINED EARNINGS AND CAPITAL RESERVE	199,101	75	238,690	80
43	REPURCHASE FUND OF SHARES	5,982	2	22,718	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(147,353)	(55)	(165,151)	(56)
45	NET INCOME FOR THE YEAR	10,011	4	18,198	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,570**	**100**	**4,376**	**100**
46	CASH	2,449	95	4,323	99
47	SHORT-TERM INVESTMENTS	121	5	53	1
18	**DEFERRED ASSETS (NET)**	**3,975**	**100**	**2,451**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,975	100	2,451	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**108,301**	**100**	**177,190**	**100**
52	FOREING CURRENCY LIABILITIES	71,171	66	140,391	79
53	MEXICAN PESOS LIABILITIES	37,130	34	36,799	21
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**14,708**	**100**	**16,612**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,708	100	16,612	100
27	**LONG-TERM LIABILITIES**	**199,230**	**100**	**94,434**	**100**
59	FOREING CURRENCY LIABILITIES	199,230	100	94,434	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**59,451**	**100**	**48,843**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	59,451	100	48,843	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(147,353)**	**100**	**(165,151)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(77,432)	(53)	(73,469)	(44)
71	INCOME FROM NON-MONETARY POSITION	(69,921)	(47)	(91,682)	(56)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	130,591	64,050
73	PENSIONS FUND AND SENIORITY	881	1,180
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	262	270
76	WORKERS (*)	706	585
77	CIRCULATION SHARES (*)	129,303,546	130,718,646
78	REPURCHASED SHARES (*)	10,136,454	8,721,354

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR**2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**227,604**	**100**	**245,202**	**100**
2	COST OF SALES	149,097	66	163,243	67
3	**GROSS INCOME**	**78,507**	**34**	**81,959**	**33**
4	OPERATING	30,994	14	35,807	15
5	**OPERATING INCOME**	**47,513**	**21**	**46,152**	**19**
6	TOTAL FINANCING	20,669	9	(4,358)	(2)
7	**INCOME AFTER FINANCING COST**	**26,844**	**12**	**50,510**	**21**
8	OTHER FINANCIAL OPERATIONS	11,749	5	21,519	9
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**15,095**	**7**	**28,991**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,084	2	10,793	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**10,011**	**4**	**18,198**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**10,011**	**4**	**18,198**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**10,011**	**4**	**18,198**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**10,011**	**4**	**18,198**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**227,604**	**100**	**245,202**	**100**
21	DOMESTIC	143,795	63	136,161	56
22	FOREIGN	83,809	37	109,041	44
23	TRANSLATED INTO DOLLARS (***)	8,819	4	10,901	4
6	**TOTAL FINANCING COST**	**20,669**	**100**	**(4,358)**	**100**
24	INTEREST PAID	5,579	27	10,445	240
25	EXCHANGE LOSSES	27,157	131	7,640	175
26	INTEREST EARNED	592	3	276	6
27	EXCHANGE PROFITS	7,921	38	19,071	438
28	GAIN DUE TO MONETARY POSITION	(3,554)	(17)	(3,096)	(71)
8	**OTHER FINANCIAL OPERATIONS**	**11,749**	**100**	**21,519**	**100**
29	OTHER NET EXPENSES (INCOME) NET	11,749	100	21,519	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,084**	**100**	**10,793**	**100**
32	INCOME TAX	3,403	67	14,831	137
33	DEFERED INCOME TAX	(455)	(9)	(8,009)	(74)
34	WORKERS' PROFIT SHARING	2,136	42	3,971	37
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR**2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	251,767	274,857
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	427,456	494,042
39	OPERATION INCOME (**)	74,259	86,857
41	NET CONSOLIDATED INCOME (**)	21,919	44,686

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR:**2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**10,011**	**18,198**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	13,164	12,595
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**23,175**	**30,793**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(19,254)	36,664
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,921**	**67,457**
6	CASH FLOW FROM EXTERNAL FINANCING	26,229	(55,163)
7	CASH FLOW FROM INTERNAL FINANCING	(29,786)	(27,035)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,557)**	**(82,198)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(12,641)**	**13,633**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(12,277)	(1,108)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,847	5,484
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,570	4,376

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**13,164**	**12,595**
13	DEPRECIATION AND AMORTIZATION FOR THE	16,606	17,408
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	112	(1,718)
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(3,554)	0
17	+ (-) OTHER ITEMS	0	(3,095)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(19,254)**	**36,664**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(26,668)	3,021
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(604)	26,414
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,617)	14,276
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	12,554	(23,481)
22	+ (-) INCREASE (DECREASE) IN OTHER	2,081	16,434
6	**CASH FLOW FROM EXTERNAL FINANCING**	**26,229**	**(55,163)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(7,140)	8,720
24	+ LONG-TERM BANK AND STOCK MARKET	33,369	(63,883)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(29,786)**	**(27,035)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(713)	(32,043)
31	(-) DIVIDENS PAID	(29,875)	0
32	+ PREMIUM ON SALE OF SHARES	802	5,008
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(12,641)**	**13,633**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(3,488)	16,200
36	(-) INCREASE IN CONSTRUCTIONS IN	(9,153)	(2,567)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** **2002**
HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.40	%	7.42	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.23	%	15.03	%
3	NET INCOME TO TOTAL ASSETS (**)	3.46	%	7.23	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	100.57	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	35.50	%	17.01	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.68	times	0.80	times
7	NET SALES TO FIXED ASSETS (**)	1.10	times	1.32	times
8	INVENTORIES ROTATION (**)	3.43	times	3.80	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	93	days	87	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.17	%	6.38	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.96	%	51.87	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.38	times	1.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.68	%	73.28	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	51.04	%	25.24	%
15	OPERATING INCOME TO INTEREST PAID	8.52	times	4.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.16	times	1.54	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.21	times	1.36	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	0.84	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.65	times	0.75	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.37	%	2.47	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.18	%	12.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.46)	%	14.95	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.70	times	6.46	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(737.39)	%	67.11	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	837.39	%	32.89	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	27.59	%	118.83	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.17		$ 0.34	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.06		$ 2.28	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.23	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.53	times	0.49	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.47	times	3.12	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

NON CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	51,591	3,772	47,819	69,062	19,131	97,750
MACHINERY	256,018	10,425	245,593	121,788	187,147	180,234
TRANSPORT EQUIPMENT	3,879	(1,736)	5,615	681	2,800	3,496
OFFICE EQUIPMENT	3,400	550	2,850	1,738	1,621	2,967
COMPUTER EQUIPMENT	5,811	388	5,423	1,456	4,246	2,633
OTHER	33,977	468	33,509	25,856	12,981	46,384
DEPRECIABLES TOTAL	**354,676**	**13,867**	**340,809**	**220,581**	**227,926**	**333,464**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	33,746	0	37,443
CONSTRUCTIONS IN PROCESS	19,233	0	19,233	195	0	19,428
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**22,930**	**0**	**22,930**	**33,941**	**0**	**56,871**
TOTAL	**377,606**	**13,867**	**363,739**	**254,522**	**227,926**	**390,335**

STOCK EXCHANGE CODIHILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BBVA	29/07/2002	2.97	0	0	0	9,962	0	0	0	0	0	0	0	0	0	0
SANTANDER	26/07/2002	2.87	0	0	0	0	24,904	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2003	3.62	0	0	13,281	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	12/06/2006	3.96	0	0	0	12,452	12,452	12,452	12,452	0	0	0	0	0	0	0
GE CAPITAL	26/09/2008	3.95	0	0	0	12,452	16,603	16,603	16,603	37,355	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.48	0	0	0	0	0	0	0	19,923	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.48	0	0	0	0	0	0	0	19,923	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.48	0	0	0	0	0	0	0	9,960	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**13,281**	**34,866**	**53,959**	**29,055**	**29,055**	**87,161**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS			13,399	0	21,403	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**13,399**	**0**	**21,403**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			13,087	0	1,621	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**13,087**	**0**	**1,621**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			26,486	**0**	**36,305**	**34,866**	**53,959**	**29,055**	**29,055**	**87,161**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

NON CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	8,819	83,809	0	0	83,809
OTHER	0	0	0	0	0
TOTAL	**8,819**	**83,809**			**83,809**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	1,232	11,973	0	0	11,973
INVESTMENTS	349	3,478	0	0	3,478
OTHER	190	1,876	0	0	1,876
TOTAL	**1,771**	**17,327**			**17,327**
NET BALANCE	**7,048**	**66,482**			**66,482**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,043**	**40,270**	**110**	**1,094**	**41,364**
LIABILITIES POSITION	**27,204**	**270,990**	**27**	**273**	**271,263**
SHORT TERM LIABILITIES POSITION	7,204	71,760	27	273	72,033
LONG TERM LIABILITIES POSITION	20,000	199,230	0	0	199,230
NET BALANCE	**(23,161)**	**(230,720)**	**83**	**821**	**(229,899)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	130,409	259,720	(129,311)	0.92	1,213
FEBRUARY	142,320	264,356	(122,036)	0.06	(79)
MARCH	154,933	270,762	(115,829)	0.51	600
APRIL	157,114	298,526	(141,412)	0.55	778
MAY	147,849	292,389	(144,540)	0.20	294
JUNE	149,033	302,378	(153,345)	0.49	748
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**3,554**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	750	73
OFICINAS GUADALAJARA	OFICINA ADMINISTRATIVA	0	0
OFICINAS EN MEXICO	OFICINA ADMINSITRATIVA	0	0

NOTES

LA OFICINA DE GUADALAJARA, FUE VENDIDA EN JULIO DEL 2002.
TODAS LAS ACTIVIDADES ADMINISTRATIVAS SE INTEGRARON EN LA PLANTA UBICADA EN EL SALTO , JALISCO.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA, CHEMICAL			SI	8.00
		ALGODON	ECOM,HOHENBERG,ALLENBERG	SI	42.00

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	3,065	107,088 0 0 0	1,847 0 0 0	143,795	50.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,HOTELES.	SAMS,COMERCIAL ME) CANA,GIGANTE, LIVERPOOL,SORIANA CASA LEY,CHEDRAUI
TOTAL		107,088		143,795			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0	1,406 0 0	83,809	ESTADOS UNIDOS	HILASAL,Y LAS DE NUESTROS CLIENTES	ANVIL,CECIL,SAYDAT BARTH AND DREYFUS REVMAN
TOTAL				83,809			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 18,527

Number of shares Outstanding at the Date of the NFEA: (Units) — 128,654,146

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	9,723
- DETERMINED INCOME	34,030
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	2,135
- DETERMINED RFE	0
- NON DEDUCTABLES	232
NFE OF PERIOD :	3,952

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 10,171

Number of shares Outstanding at the Date of the NFEA: (Units) — 129,303,546

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 20,435

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 128,654,146

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
1	A	128,254,246.00	27/03/2002	29,502,686.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR**2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34000	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
129,303,546
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	10,136,454	1.05250	1.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **2** YEAR**2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

DIRECTOR EJECUTIVO DE FINANZAS
LIC. JORGE GARCIA FERNANDEZ

CONTRALOR
ALEJANDRO RODRIGUEZ RODRIGUEZ

EL SALTO, JAL, AT JULY 19 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/07/200: 11:35

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 **AUTOMATICO:** X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNETwww.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: *HME800422NP7*
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: K.M. 9.2 CARRETERA EL SALTO VIA EL VERDE.
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL

CLAVE DE COTIZACION: HILASAL FECHA: 19/07/200: 11:35

TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	alex_rdz@mail.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE PROYECTOS
NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VACANTE
NOMBRE:	VACAN VACANTE V. V.
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR EJECUTIVO DE VENTAS
NOMBRE:	SR EDUARDO SOL MASACHS
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE

CLAVE DE COTIZACION: HILASAL FECHA: 19/07/200: 11:35

COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	alex_rdz@mail.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	C.P. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Second Quarter report for 2002.

The domestic market consolidates its growth of the income generated during last year. In exports the sales overpassed the 2001 sales registered on that year. Sales growth 22.3% in volume and 8.2 in legal tender (pesos).

The devaluation of the legal tender (pesos) against the U.S. Dollar in order of 10.4% affects the net profit due to an important loss in the CIF due to an exchange rate.

The debt was reduced over the Quarter and its position is 19.5% on a short term and 80.5% on a long term.

Last 12 months (July-June)
The Legal tender (pesos) registered a decrease of 9.8% against the U.S. dollar and the inflation was of 4.9%, both events had important influence in our financial reports in order to actualize the values due to the principals of accounting.

Financial Reports (April-June)
The total sales increased 22.3% in volume, 7.3% in U.S. dollars and 8.2% in legal tender (pesos).

The national sales increased its volume in a 31.1%, 7.0% in U.S. dollars and 8.0% in legal tender (pesos)

The export sales increased 13.8% in volume, 7.8%in U.S. dollar and 8.6% in legal tender (pesos).

Other Financial Operations.
This point integrates basically on a register of expenses.

It was registered $2.7 million pesos for Taxes and WPP (workers participation in profits) and 2.6 million pesos for the income taxes.

Net Profit.
Due to the exchange rate, the second Quarter ends with net loss that raises over $1.0 million pesos.

Last 12 months results 2002 vs 2001 (July-June)
The total amount of sales decreased 8.6% in volume, 7.9% in U.S. dollars and 13.5% in legal tender (pesos)

The operation expenses decreased 0.1 points to land in 14.9% over sales. The sale expense got better from 6.1% to 6.0% and the administration expense stays in 8.9%.

Integral Financial Cost.
The integral financing cost in June 2001 represented $7.0 million pesos compare to the $24 million pesos in June 2002.

30th June 2002 vs 30th June 2001.
The net worth decreased 2.5% in U.S. dollars and rose 2.5% in legal tender (pesos). The inventories decreased 9.5%in U.S. dollars and 5.3% in legal tender (pesos). The corporate assets decreased 5.9% in U.S. dollars and 1.5% in legal Tender (pesos). The fixed assets decreased 0.3% in U.S. dollars and 4.3% in legal tender (pesos).
The Net Profit accumulative in June 2002 rose over $10 million pesos.

General Maters.
During the Quarter investments were made on machines for the procedure of automatic sewing so our capacity to satisfy the costumers needs were achieved.
The Montemorelos offices were sold for amount of $8.6 million pesos which was paid on July 15th. This resources will be applied to pay debts.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

SIN CONSOLIDAR
Impresión Final

Reporte al Segundo Trimestre del 2002

Comentarios del Trimestre
Valores en término de dólares

El mercado nacional consolida su crecimiento con respecto al año anterior. En exportaciones se rompe la tendencia y las ventas superan las registradas en el 2001. Crecen ventas 22.3% en volumen y 8.2% en pesos.
Las mejoras operativas permiten el crecimiento en márgenes, en la utilización de capacidad instalada, en productividad y en el índice de ventas por persona. Crece Uafida en 12.1%
La devaluación del peso con respecto al dólar del orden del 10.4% afecta los resultados netos al registrarse una pérdida importante en el CIF por paridad cambiaria.
La deuda se reduce en el trimestre y su posición es 19.5% corto plazo y 80.5% largo plazo.
Los intereses significan el 2.3% de la venta y tienen una cobertura de 10.5 veces de UAFIDA.

Últimos 12 meses (Julio - Junio)

El peso registró una depreciación de 9.8% con respecto al dólar y la inflación fue de 4.9%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

	Cifras UDM en miles de dólares		Variación	
	2001	2002	Dls.	Pesos
Ventas	48,672	44,805	-7.9%	-13.5%
Utilidad Bruta	15,909	14,475	-9.0%	-14.5%
Utilidad Operación	8,569	7,801	-9.0%	-14.5%
UAFIDA	12,048	11,295	-6.2%	-11.9%
Utilidad Neta	4,291	2,304	-46.3%	-50.9%

Estado de Resultados 2doT02 vs 2doT01 (abril - junio)

Las ventas totales aumentaron 22.3% en volumen, 7.3% en dólares y 8.2% en pesos.

La venta nacional aumentó su volumen en un 31.1%, 7.0% en dólares y 8.0% en pesos.

Las ventas de exportación aumentaron 13.8% en volumen, 7.8% en dólares y 8.6% en pesos.

El margen bruto pasa del 34.2% al 33.9%.

Los gastos de operación pasaron de 15.9% a 14.1% sobresaliendo la mejora en administrativos que pasan del 9.6% al 7.4%.

El margen de operación fue de 18.3% en el 2T01 y de 19.8% en el 2T02.

La UAFIDA en el 2T01 registró 26.1% y en el 2T02 27.0% sobre ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de ($5.8) millones de pesos durante el 2T01 en comparación a $23.4 millones de pesos en el 2T02.

Los intereses pagados disminuyeron 34.8% en dólares y 34.4% en pesos por disminución de 3.2 puntos en la tasa. Los intereses netos con respecto a ventas pasaron del 4.1% al 2.3%. La tasa promedio de préstamos fue 3.69% en dólares.

La cobertura UAFIDA a intereses pagados fue de 10.5 veces.
La paridad cambiaria al 2T01 resultó en ($8.9) millones contra $22.6 millones de pesos al 2T02.
El Repomo al 2T01 fue de $(1.3) comparado con $(1.8) millones de pesos al 2T02.

Otras Operaciones Financieras

Este rubro se integra principalmente por el registro de gastos de capacidad instalada no utilizada.

Impuestos, PTU, D-4 y Partidas Extraordinarias

Se registraron ($2.7) millones de pesos por concepto de ISR y PTU y $2.6 millones de pesos por impuestos diferidos (d-4).

Utilidad Neta

Por el efecto de paridad cambiaria el trimestre termina con pérdida que asciende a $1.0 millones de pesos.

Resultados Últimos Doce Meses 2002 vs 2001 (julio - junio)

Las ventas totales disminuyeron 8.6% en volumen, 7.9% en dólares y 13.5% en pesos.

Las ventas nacionales aumentaron 15.4% en volumen, 10.0% en dólares y 3.6% en pesos. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las exportaciones disminuyeron 27.7% en volumen, 27.4% en término de dólares y 31.9% en pesos.

El margen bruto disminuye del 32.6% al 32.3%

Los gastos de operación disminuyen 0.1 puntos para ubicarse en 14.9% sobre ventas. Los gastos de venta mejoran de 6.1 a 6.0% y los de administración permanecen en 8.9%.

El margen de operación pasó del 17.6% al 17.4%.
La utilidad de operación disminuyó 9.0% en dólares y 14.5% en pesos.

La UAFIDA representó el 25.2% con respecto a ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento a junio del 2001 representó ($7.0) millones de pesos en comparación de $24.2 millones de pesos a junio del 2002.

Los intereses pagados pasaron de $23.2 a $12.5 millones de pesos. En término de dólares pasaron de $2.2 a $ 1.3 millones. Su relación a ventas pasó de 4.6% en el 2001 a 2.6% en el 2002. La paridad cambiaria pasó de ($16.3) millones a $19.7 millones de pesos. El Repomo a junio del 2001 fue de $(13.3) millones de pesos, comparado con $(6.8) millones de pesos a junio del 2002.

Otras Operaciones Financieras

Este rubro refleja principalmente el efecto proveniente de la revalorización de los inventarios a un costo estándar menor, gastos por capacidad instalada no utilizada e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

El ISR, PTU y D4 pasa de $23.9 millones de pesos a junio del 2001 a $9.2 millones de pesos a junio del 2002.

Utilidad Neta

La utilidad neta disminuye 46.3% en dólares y 50.9% en pesos. El margen neto pasó de 9.0% a 5.1%. La UPA últimos doce meses es de $0.17.

Balance al 30 de junio del 2002 vs 30 de junio del 2001.

Los activos totales disminuyeron 2.5% en dólares y aumentaron 2.5% en pesos. Los inventarios disminuyeron 9.5% en dólares y 5.3% en pesos. La cartera total disminuyó 5.9% en dólares y 1.5% en pesos. El activo fijo disminuyó 0.3% en dólares y aumentó 4.3% en pesos.

El pasivo total aumentó 9.4% en dólares y 14.5% en pesos. La deuda con costo aumenta $2.0 millones de dólares para ubicarse en $24.8 millones de dólares. Su composición es de 19.5% a corto plazo y 80.5% a largo plazo.

El capital contable pasa de $31.2 a $26.7 millones de dólares o de $297.4 a $266.2 millones de pesos. La cuenta de insuficiencia en la actualización de capital se disminuyó $17.7 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a junio del 2002 ascendió a $10.0 millones de pesos o US $1.0 millones.

Asuntos Generales

Durante el trimestre se realizaron inversiones en maquinaria para el proceso de Bordado y Costura Automática que incrementan nuestra capacidad de respuesta a demandas de producto bordado consideradas de alto valor agregado.

Como parte de la estrategia seguida por la Administración en la optimización de recursos, se integraron las últimas áreas administrativas a la planta El

Salto.

La oficina de Montemorelos fue vendida en $8.6 millones de pesos los cuales fueron liquidados el 15 de Julio. Estos recursos serán aplicados a pago de deuda.

A partir del 1°. de Julio nuestro nuevo domicilio fiscal es el siguiente:

Km. 9.2 Carretera a El Salto vía El verde
Corredor Industrial El Salto
El Salto, Jalisco, México.
C.P. 45680
Tel (0133) 36-68-19-00

Nos integramos a la segunda etapa de lanzamiento de la campaña promovida por la Secretaria de la Contraloría: "Por un México integro, ya no mas mordidas". Nuestras comunicaciones con empleados, clientes y proveedores tienen impresos mensajes alusivos a dicha campaña.

Durante el trimestre se realizó la contratación de la licencia de Jimmy Neutrón.

El Indice de Bursatilidad de la empresa se mantuvo en el lugar 96.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Junio del 2002 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 109,402

Prima en colocación acciones $ 40,660

Resultados acumulados $ 199,101

Reserva para recompra de acciones $ 5,982

Exceso o insuficiencia $(147,353)

Resultado del ejercicio $ 10,011

TOTAL CAPITAL CONTABLE $ 266,220

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio del 2002 el monto autorizado es de $ 23,747 de los cuales se han utilizado a esa fecha $ 17,765

El saldo al 30 de Junio del 2002 asciende a $ 5,982

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	5,579		
Intereses a favor	$	(592)		
Intereses netos			$	4,987
Efecto por paridad cambiaria			$	19,236
Resultado por posición monetaria			$	(3,554)

TOTAL COSTO $ 20,669

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Índice Resultado Acumulado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
DIC. 98 56,867 275.038
Dic. 99 66,053 308.919
Dic.00 49,670 336.596
Dic.01 29,335 351.418

Ene.02 1,095 354.662

Feb.02 6,073 354.434
Mar.02 3,779 356.247
Abr.02 -665 358.193
May.02 -1,568 358.919
Jun.02 1,121 360.669

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.